5301 LEGACY DRIVE PLANO TX 75024-3109 PO BOX 869077 PLANO TX 75086-9077 PHONE: (972) 673-7000

Wayne R. Lewis VP & Assistant General Counsel
July 16, 2010
John Reynolds
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Dr Pepper Snapple Group, Inc. Definitive Proxy Statement on Schedule 14A Filed March 30, 2010 File No. 001-33829
Dear Mr. Reynolds:
     This letter confirms the receipt by Dr Pepper Snapple Group, Inc. (the “Company”) of the comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter (the “Comment Letter”) dated July 14, 2010. The Comment Letter is in response to the correspondence filing made by the Company on June 14, 2010, in which the company was responding to the comments provided by the Staff of the Commission in its comment letter dated May 25, 2010.
     The Company’s second quarter ended on June 30, 2010 and it is in the process of closing the books for the quarter, as well as preparing the earnings release and the Form 10-Q. Since the personnel involved in that process will also be developing the response, the Company will need more than 10 business days to respond to the Comment Letter. The Company will provide a response to the Comment Letter not later than August 6, 2010.
     If you have any questions or comments regarding this letter, please contact the undersigned at 972-673-7376 or Marty Ellen at 972-673-4685.

DR PEPPER SNAPPLE GROUP, INC.
/s/ Wayne R. Lewis
Wayne R. Lewis
Vice President and Assistant General Counsel

cc: Marty Ellen, Executive Vice President